Exhibit (k)(2)

As of April 16, 2009

To Eaton Vance National Municipal Opportunities Trust

With Reference to the Investment Advisory and Administrative Agreement entered into by Eaton Vance Management (“Eaton Vance”) with Eaton Vance National Municipal Opportunities Trust (the “Fund”) we hereby notify you of the following:

In connection with the organization and initial offering of the common shares of the Fund, Eaton Vance hereby agrees to (i) reimburse all organizational costs of the Fund and (ii) pay all offering costs of such offering of the Fund (other than sales load) that exceeds $0.04 per share.

The instrument is executed under seal and shall be governed by Massachusetts Law.

Very truly yours, EATON VANCE MANAGEMENT

By:	/s/ Thomas E. Faust Jr.
Name:	Thomas E. Faust Jr.
Title:	President, and not Individually

ACCEPTED AND AGREED TO ON BEHALF OF THE FUND

By:	/s/ Barbara E. Campbell
Name:	Barbara E. Campbell
Title:	Treasurer, and not Individually